Exhibit 99.3

BAT UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

The following BAT unaudited Pro Forma Income Statement gives effect to the merger of BAT and RAI.

The Pro Forma Income Statement is based on the BAT Group’s consolidated financial statements and the RAI Group’s consolidated financial statements, and has been prepared to reflect the merger, including the financing structure established to fund the merger.

The Pro Forma Income Statement should be read in conjunction with the BAT Group’s consolidated financial statements.

The BAT Group’s consolidated financial statements were prepared in accordance with IFRS. The RAI Group’s consolidated financial statements were prepared in accordance with U.S. GAAP. The Pro Forma Income Statement includes adjustments to convert the financial information of RAI from U.S. GAAP to IFRS as well as reclassifications to conform RAI’s historical accounting presentation to BAT’s accounting presentation.

For further information on the merger accounting refer to note 24 in the BAT Group’s consolidated financial statements.

The unaudited pro forma adjustments are based upon the best available information and certain assumptions that BAT believes to be reasonable. The Pro Forma Income Statement has been prepared in accordance with Article 11-02 of Regulation S-X and is presented for informational purposes only and is not necessarily indicative of the combined results of operations that would have been realized had the merger occurred as of the date indicated, nor is it meant to be indicative of any anticipated combined future results of operations that the combined company will experience after the completion of the merger. The Pro Forma Income Statement is based on the BAT Group’s accounting policies. The Pro Forma Income Statement does not reflect any adjustment for liabilities or related costs of any integration and similar activities, or benefits, including potential synergies that may be derived in future periods, from the merger.

BRITISH AMERICAN TOBACCO P.L.C.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT GIVING EFFECT TO THE RAI ACQUISITION FOR THE YEAR ENDED DECEMBER 31, 2017

	A	B	C	D	E	F
	BAT	RAI	RAI	Pro Forma adjustments		Total Pro Forma
	For the year ended 31.12.2017	25.07.2017 to 31.12.2017	For the year ended 31.12.2017	RAI Merger	Financing	For the year ended 31.12.2017
	£m	£m	£m	£m	£m	£m
	Note 2	Note 2	Note 3	Note 4	Note 5
Revenue	19,564	(4,147)	9,678	—	—	25,095
Raw materials and consumables used	(4,520)	362	(1,033)	(14)	—	(5,205)
Changes in inventory of finished goods and work in progress	(513)	483	(5)	(451)	—	(486)
Employee benefit costs	(2,679)	321	(796)	24	—	(3,130)
Depreciation, amortisation and impairment costs	(902)	147	(121)	(254)	—	(1,130)
Other operating income	144	(1)	3	—	—	146
Other operating expenses	(4,682)	1,452	(3,559)	141	—	(6,648)

Profit from operations	6,412	(1,383)	4,167	(554)	—	8,642
Finance (costs)/income	(1,094)	367	(467)	86	(320)	(1,428)
Share of post-tax results of associates and joint ventures	24,209	—	—	(23,819)	—	390

Profit before taxation	29,527	(1,016)	3,700	(24,287)	(320)	7,604
Taxation on ordinary activities	8,129	(9,559)	1,550	7,325	115	7,560

Profit for the year	37,656	(10,575)	5,250	(16,962)	(205)	15,164

Owners of the parent	37,485	(10,575)	5,250	(16,962)	(205)	14,993
Non-controlling interests	171	—	—	—	—	171

	37,656	(10,575)	5,250	(16,962)	(205)	15,164

Note:	F = A + B + C + D + E

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

Note	1. Basis of presentation

The Pro Forma Income Statement set forth herein is based upon the BAT Group’s consolidated financial statements and the RAI Group’s consolidated financial statements and has been prepared to illustrate the effects of the merger, including the financing structure established to fund the merger, as if it had occurred on January 1, 2017 in respect of the Pro Forma Income Statement. The Pro Forma Income Statement is presented for informational purposes only and is not necessarily indicative of the combined company’s results of operations that would have been realized had the merger occurred as of the date indicated, nor is it meant to be indicative of any anticipated combined future results of operations that the combined company will experience after the completion of the merger.

Pro forma adjustments reflected in the Pro Forma Income Statement are based on items that are factually supportable, which are directly attributable to the merger and which are expected to have a continuing impact on BAT’s results of operations. With the exception of the gain arising from the disposal of the RAI associate, pre-financing costs and acquisition related costs, any adjusting items that were already included in the BAT Group’s consolidated financial statements or the RAI Group’s consolidated financial statements have not been eliminated—see note 6. The Pro Forma Income Statement has not removed the cost of any integration activities or benefits from the merger that occurred after July 25, 2017. The Pro Forma Income Statement does not reflect potential synergies that may be generated in future periods.

The Pro Forma Income Statement is based on the BAT Group’s consolidated financial statements and the RAI Group’s consolidated financial statements, which are incorporated by reference in this registration statement.

The estimated income tax impacts of the pre-tax adjustments that are reflected in the Pro Forma Income Statement are calculated using an estimated blended statutory rate. The estimated blended statutory rate and the effective tax rate of the combined group could be significantly different depending on the post-transaction activities and geographical mix of profit before taxes.

RAI’s presentation currency is U.S. dollars, while BAT’s presentation currency is the pound sterling. BAT has used exchange rates of £0.77597/US$, being the average rate for the year ended December 31, 2017, to translate the RAI Group’s consolidated financial results and all associated financing and merger adjustments. These exchange rates may differ from future exchange rates, which would have an impact on the Pro Forma Income Statement.

Note	2. Historical Information

Column A refers to BAT’s consolidated income statement for the year ended December 31, 2017.

Column B refers to RAI’s consolidated income statement submission adjusted for IFRS differences added to the finance costs incurred by BAT Capital Corporation in connection with the funding of the RAI acquisition for the period of July 25, 2017 to December 31, 2017 included in BAT’s consolidated income statement for the year ended December 31, 2017.

Note 3.	Adjustments to the RAI Group’s consolidated income statement for the year ended December 31, 2017

	RAI	Reclassifications	IFRS 15	Pensions	Revenue	Other	IFRS	IFRS
	For the year ended 31.12.2017 US GAAP	3a	3b	3c	3d	3e	RAI	RAI
	$m	$m	$m	$m	$m	$m	$m	£m
Revenue	12,563	—	(82)	—	(8)	—	12,473	9,678
Cost of products sold	(4,742)	4,742	—	—	—	—	—	—
Selling, general and administrative expenses	(2,074)	2,074	—	—	—	—	—	—
Gain on divestiture	—	—	—	—	—	—	—	—
Intangible—Amortization	(23)	23	—	—	—	—	—	—
Raw materials and consumables used	—	(1,301)	—	—	(21)	(9)	(1,331)	(1,033)
Changes in inventory of finished goods and work in progress	—	(13)	—	—	—	6	(7)	(5)
Employee benefit costs	—	(811)		(215)	—	—	(1,026)	(796)
Depreciation, amortisation and impairment costs	—	(144)	—	—	—	(12)	(156)	(121)
Other operating income	—	4	—	—	—	—	4	3
Other operating expenses	—	(4,574)	—	—	—	(13)	(4,587)	(3,559)

Profit from operations	5,724	—	(82)	(215)	(29)	(28)	5,370	4,167
Net finance costs	(600)	—	—	—	—	—	(600)	(467)

Profit before taxation	5,124	—	(82)	(215)	(29)	(28)	4,770	3,700
Taxation	1,897	—	21	80	—	—	1,998	1,550

Profit for the year	7,021	—	(61)	(135)	(29)	(28)	6,768	5,250

Column C represents RAI’s consolidated income statement for the year ended December 31, 2017 adjusted for IFRS differences. The classification of certain items presented by RAI under U.S. GAAP has been modified in order to align with the presentation used by BAT under IFRS.

3a. Modification to RAI’s historical income statement presentation

Modification to RAI’s historical income statement presentation include:

•	Presentation of net sales and net sales, related party together within revenue;

•

Separate presentation of components of cost of sales into raw materials and consumables used, changes in inventories of finished goods and work in progress, employee benefit costs and depreciation, amortization and impairment costs;

•	Separate presentation of components of selling, general and administrative expenses into employee benefit costs, depreciation, amortization and impairment costs and other operating expenses;

•	Presentation of amortization expense and asset impairment charges within depreciation, amortization and impairment costs;

•	Presentation of interest and debt expense, interest income and other income/expenses (net) within net finance (costs)/income; and

•	Provision (for)/ benefit from income taxes is presented within the heading Taxation.

3b. IFRS 15 (Revenue from Contracts with Customers)

The RAI results for the twelve months ended December 31, 2017 have been revised for IFRS 15 (Revenue from Contracts with Customers) which the Group adopted on January 1, 2018 on a fully retrospective basis.

3c. Retirement benefits

Under U.S. GAAP, the expected return on pension plan assets is used to calculate the return component of net periodic benefit costs, with the difference between the actual and expected rate of return recognized as a component of actuarial gains and losses within accumulated other comprehensive income with subsequent recognition in the income statement to the extent the net gains or losses are in excess of the corridor. Under IFRS as applied by BAT, net interest cost on defined benefit plans, a component of defined benefit costs, is calculated by applying the discount rate assumption to the net defined benefit liability. The difference between actual return on plan assets and the component of net interest derived from plan assets is recognized in accumulated other comprehensive income as a component of remeasurement gains and losses. IFRS does not permit recognition of remeasurement gains and losses in profit in current or future periods. In addition, under U.S. GAAP, prior service costs are recognized in accumulated other comprehensive income at the date of the adoption of the plan amendment and then amortized into income as employee benefit costs. Under IFRS, prior service costs cannot be spread over a future service period but rather are recognized immediately. As a result, employee benefit costs for the year ended December 31, 2017 reflects an increase of $215 million. The related impact to taxation on ordinary activities is $80 million.

3d. Revenue

Sales between BAT and RAI have been eliminated in the Pro Forma Income Statement.

During the year ended December 31, 2016, BAT and RAI agreed to an early termination of a contract manufacturing agreement and as a result BAT agreed to make a compensation payment of $90 million to RAI, which BAT recognized in expense immediately and RAI recognized in deferred revenue. RAI is recognizing the deferred revenue into income pro-rata through December 31, 2018. Adjustments to revenue largely consisted of $17 million towards elimination of the above transaction from the Pro Forma Income Statement.

RAI has deferred certain related party sales transactions for which the U.S. GAAP revenue recognition criteria have not been met. This is primarily because shipment of the related inventory has not occurred. Under IFRS as applied by BAT, these transactions are determined to meet the revenue recognition criteria requiring the transfer of control to the customer prior to period end and have been recognized accordingly.

3e. Other

Included within “Other” are certain minor adjustments required to transition from U.S. GAAP to IFRS including an adjustment for the last-in, first-out, or LIFO method of accounting for inventory.

Under U.S. GAAP, RAI has historically accounted for the cost of tobacco inventories principally under the LIFO method. The LIFO method of accounting for inventory is not allowed under IFRS, and BAT accounts for these inventories based on the weighted average cost method.

Note 4. Pro forma adjustments related to the merger

The Pro Forma Income Statement has been adjusted for purchase price accounting. Refer to note 24 the BAT consolidated financial statements for information on the merger with RAI.

As the Pro Forma Income Statement has been prepared as if the merger had occurred on January 1, 2017, an increase to amortization expense of $196 million has been included in the Pro Forma Income Statement.

The BAT Group recorded an amount of £465 million towards fair value of inventory acquired from RAI on the acquisition date. Based on the assumption those inventories would be sold within twelve months following the acquisition, an adjustment of £465 million has been recorded as a part of the Pro Forma Income Statement and presented in “Changes in inventory of finished goods and work in progress”. This is non-recurring in nature.

Tax adjustments of £7,325 million included in Pro Forma on merger largely include income tax adjustments of £7,110 million arising on account of US Tax reforms. On December 22, 2017, the United States Government enacted comprehensive tax legislation which, among other things, changed the Federal tax rate to 21% as of January 1, 2018. The revised tax rate has been used to revalue the net deferred tax liabilities in the United States. The tax adjustment on the Pro Forma Income Statement largely relates to the difference in tax value versus the market fair value of trademarks accounted for under IFRS as part of the RAI acquisition. This is non-recurring in nature. Other adjustments of £198 million to tax expense are resultant impacts of the pro-forma adjustments explained above.

In addition, the Pro Forma Income Statement has been adjusted to remove the following non-recurring items relating to the acquisition of RAI:

•	The gain arising from the disposal of the RAI associate of £23,288 million

•	Acquisition related costs of £130 million

Further, equity accounted results of the RAI associate up to July 24, 2017 has been excluded.

Note 5.	Pro forma adjustments related to financing

As the Pro Forma financial information has been prepared as if the merger had occurred on January 1, 2017, an increase to interest expense of $358 million has been included in the Pro Forma Income Statement. The related estimated net decrease to income tax expense for the Pro Forma Income Statement is $133 million.

In addition, the £153 million of pre-financing costs relating to the acquisition of RAI has been excluded as these costs are non-recurring costs in relation to the acquisition.

Note 6.	Adjusting items

Adjusting items are described in note 3 and note 5 of the BAT consolidated financial statements.